UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan
(formerly FPL Group Bargaining Unit Employee Retirement Savings Plan)
 (Full title of the plan)

NextEra Energy, Inc.
(formerly FPL Group, Inc.)
 (Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard
Juno Beach, Florida 33408
(Address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans
   Administrative Committee
NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan
Juno Beach, Florida

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan (formerly FPL Group Bargaining Unit Employee Retirement Savings Plan) (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

Columbus, Ohio
June 23, 2010

NEXTERA ENERGY, INC.* BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2009
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Participant-directed investments	$531,445,901	$-	$-	$531,445,901
Nonparticipant-directed investments (Leveraged ESOP)	-	110,543,745	84,455,834	194,999,579
Total investments, at fair value	531,445,901	110,543,745	84,455,834	726,445,480
Accrued interest receivable	-	-	27	27
Total assets, reflecting interest in assets of Master Trust	531,445,901	110,543,745	84,455,861	726,445,507

LIABILITIES
Leveraged ESOP Note:
Current	-	-	3,959,198	3,959,198
Non-current	-	-	40,008,899	40,008,899
Interest payable - Leveraged ESOP	-	-	142,017	142,017
Total liabilities, reflecting interest in liabilities of Master Trust	-	-	44,110,114	44,110,114
Interest in net assets of Master Trust, reflecting all investments at fair value	531,445,901	110,543,745	40,345,747	682,335,393

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,498,573)	-	-	(2,498,573)
NET ASSETS AVAILABLE FOR BENEFITS	$528,947,328	$110,543,745	$40,345,747	$679,836,820

	December 31, 2008
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Participant-directed investments	$466,323,276	$-	$-	$466,323,276
Nonparticipant-directed investments (Leveraged ESOP)	-	103,342,185	97,779,419	201,121,604
Total investments, at fair value	466,323,276	103,342,185	97,779,419	667,444,880
Accrued interest receivable	-	-	214	214
Total assets, reflecting interest in assets of Master Trust	466,323,276	103,342,185	97,779,633	667,445,094

LIABILITIES
Leveraged ESOP Note:
Current	-	-	5,190,741	5,190,741
Non-current	-	-	45,034,344	45,034,344
Interest payable - Leveraged ESOP	-	-	162,227	162,227
Total liabilities, reflecting interest in liabilities of Master Trust	-	-	50,387,312	50,387,312
Interest in net assets of Master Trust, reflecting all investments at fair value	466,323,276	103,342,185	47,392,321	617,057,782

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,061,186)	-	-	(2,061,186)
NET ASSETS AVAILABLE FOR BENEFITS	$464,262,090	$103,342,185	$47,392,321	$614,996,596

The accompanying Notes to the Financial Statements are an integral part of these statements.

* In conjunction with the name change of FPL Group, Inc. to NextEra Energy, Inc., the FPL Group Bargaining Unit Employee Retirement Savings Plan was renamed the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan effective May 25, 2010.

NEXTERA ENERGY, INC. BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ADDITIONS
Participant contributions	$30,169,133	$-	$-	$30,169,133
Increase in Leveraged ESOP unallocated account (see Note 3)	-	-	10,008,061	10,008,061
Transfer from nonparticipant directed investments	5,362,113	-	-	5,362,113
Allocation of Leveraged ESOP shares (see Note 3)	-	11,117,973	-	11,117,973

Net investment income:
Net investment income in participation in
Master Trust, at fair value	66,089,343	9,011,184	-	75,100,527
Total additions	101,620,589	20,129,157	10,008,061	131,757,807

DEDUCTIONS
Benefit payments to participants and beneficiaries	34,122,392	6,759,893	-	40,882,285
Transfer to participant directed investments	-	5,362,113	-	5,362,113

Decrease in Leveraged ESOP unallocated account (see Note 3)	-	-	17,054,635	17,054,635
Administrative expenses	236,213	14,890	-	251,103
Total deductions	34,358,605	12,136,896	17,054,635	63,550,136

Transfers from the Plan, net	(2,576,746)	(790,701)	-	(3,367,447)

NET INCREASE/(DECREASE)	64,685,238	7,201,560	(7,046,574)	64,840,224

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2008	464,262,090	103,342,185	47,392,321	614,996,596

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2009	$528,947,328	$110,543,745	$40,345,747	$679,836,820

The accompanying Notes to the Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2009

1.  Description of the Plan

The following description of the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan (formerly FPL Group Bargaining Unit Employee Retirement Savings Plan) (the Plan) provides only general information.  On May 21, 2010, the Company’s name was changed from FPL Group, Inc. to NextEra Energy, Inc.  In conjunction with the name change of FPL Group, Inc. to NextEra Energy, Inc., the FPL Group Bargaining Unit Employee Retirement Savings Plan was renamed the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan effective May 25, 2010.  Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) or the Plan Prospectus for a more complete description of the Plan.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  Participation in the Plan is voluntary.  Bargaining unit employees of NextEra Energy, Inc. (formerly known as FPL Group, Inc.) (the Company) and its subsidiaries, with the exception of employees in the International Brotherhood of Electrical Workers local 2150 (IBEW 2150) at NextEra Energy Point Beach, LLC (NextEra Energy Point Beach), are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter.  Employees in the IBEW 2150 at NextEra Energy Point Beach, are eligible to participate in the Plan on the first day of employment.  The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code).  The Pretax Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Pretax Contributions) until such contributions are distributed from the Plan.  Under current tax law, the annual limitation on Pretax Contributions for the 2009 and 2010 Plan years is $16,500.  In addition, individuals age 50 or older who contributed the maximum allowable under the Pretax Option in the Plan have the option of contributing up to an additional $5,500 annually in Pretax Contributions in 2009 and 2010.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions.  The Leveraged ESOP is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of NextEra Energy, Inc. (Company Stock).  Pursuant to the Leveraged ESOP, the Master Trust for Retirement Savings Plans of NextEra Energy, Inc. and Affiliates (Master Trust) purchased Company Stock from the Company using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of the Company.  The Company Stock acquired by the Master Trust is initially held in a separate account (Leveraged ESOP Account).  As the Acquisition Indebtedness (including interest) is repaid, Company Stock is released from the Leveraged ESOP Account and allocated to Plan Participants.

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid.  The options available to Participants include reinvestment of dividends in Company Stock, distribution of dividends in cash, or a partial cash distribution with the balance reinvested in Company Stock.  Dividends on Company Stock held in the Leveraged ESOP do not qualify under this program.

Trustee

Fidelity Management Trust Company (Trustee) administers the Master Trust established to hold the assets and liabilities of the Plan and the NextEra Energy, Inc. Employee Retirement Savings Plan (formerly FPL Group Employee Retirement Savings Plan) (Non-Bargaining Plan) (collectively, the Master Trust Plans).

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA.  The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets.  The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan sponsor, as defined by ERISA.  Fidelity Investments Institutional Operations Company (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pre-tax and after-tax contributions by eligible employees in whole percentages of up to 50% of their eligible earnings, as defined by the Plan.  Pre-tax contributions are subject to limitations under the Code.  Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).  Effective May 15, 2008, NextEra Energy Maine, LLC (NextEra Energy Maine) bargaining unit employees can elect to contribute up to a combined pretax and after tax maximum of 50% of their eligible earnings.  Prior to May 15, 2008, NextEra Energy Maine bargaining unit employees could elect to contribute up to a combined pretax and after tax maximum of 20% of their eligible earnings.  Effective January 1, 2008, NextEra Energy Point Beach bargaining unit eligible employees represented by IBEW 2150 (Eligible Employee) hired or rehired after January 1, 2008 shall be deemed to have elected to make a pretax contribution of 3% in the Plan unless such Eligible Employee otherwise affirmatively revokes or modifies his or her pretax election within 60 days of his or her date of hire.  An Eligible Employee hired prior to January 1, 2008 but who did not have a pretax contribution election in effect on January 1, 2008 is deemed to have elected to make a pretax contribution of 3% in the Plan unless such Eligible Employee otherwise affirmatively revoked or modified his or her pretax contribution within 60 days of January 1, 2008.  As of December 31, 2009, Participants could elect to invest in any combination of the 25 different investment options offered under the Plan.  Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan's limitations on investments in Company Stock.

Employer Contributions

The table below presents the employer contribution formula for the various Participant groups covered by the Plan.

Participant Group	Benefit
NextEra Energy, Inc. and subsidiaries Bargaining Unit Employees, not listed below	100% on the first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution
NextEra Energy Seabrook, LLC (NextEra Energy Seabrook) Bargaining Unit Employees hired prior to January 1, 2004	100% on the first 3% of employee contribution
NextEra Energy Duane Arnold, LLC Bargaining Unit Employees and NextEra Energy Point Beach Bargaining Unit Employees	100% on the first 3% of employee contribution 50% on the next 2% of employee contribution
NextEra Energy Point Beach Bargaining Unit Employees represented by IBEW 2150	100% on the first 1% of employee contribution 50% on the next 6% of employee contribution

Effective January 1, 2009, bargaining unit employees of NextEra Energy Seabrook hired on or after January 1, 2004 will receive the Company matching contribution as follows:

Participant Group	Benefit
NextEra Energy Seabrook	100% on the first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution

Company matching contributions are made in the form of Company Stock through allocation of shares held in suspense in the Leveraged ESOP Account.  The Company makes cash contributions for the difference between the dividends on the shares acquired by the Leveraged ESOP Account and the required principal and interest payments on Acquisition Indebtedness.  During 2009, the Plan was allocated a Company cash contribution of $2,063,554 (see Note 3).  Contributions are subject to certain limitations.

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses.  At December 31, 2009 and 2008, the balance of the forfeiture account was $290,087 and $304,284, respectively.  Forfeitures applied to administrative fees in 2009 totaled approximately $118,794.

Vesting

Participants are immediately 100% vested in employee contributions.  For bargaining unit employees of NextEra Energy Maine hired prior to May 15, 2008, employer contributions are fully vested upon attaining six months of service.  For bargaining unit employees of NextEra Energy Seabrook hired prior to January 1, 2009 and bargaining unit employees of NextEra Energy Point Beach other than employees represented by IBEW 2150, employer contributions are fully vested immediately after attaining one month of service.  For bargaining unit employees of NextEra Energy Point Beach represented by IBEW 2150, employer contributions are fully vested after attaining one year of service.  For bargaining unit employees of NextEra Energy Duane Arnold, LLC existing on the date of acquisition of the Duane Arnold Energy Center (January 27, 2006), employer contributions are fully vested.  For all bargaining unit employees of NextEra Energy Point Beach existing on the date of acquisition of the Point Beach Nuclear Plant (September 28, 2007), employer contributions are fully vested.  Bargaining unit employees of NextEra Energy Seabrook hired on or after January 1, 2009 and all other bargaining unit employees vest at a rate of 20% each year of service and are fully vested upon a Participant attaining five years of service.  Under certain circumstances, a bargaining unit employee may also receive vesting credit for prior years of service with the Company or any of its subsidiaries.

Participant Loans

Each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by prior loans), whichever is less.  The vested portion of a Participant’s account will be pledged as security for the loan.  The annual rate of interest on Participant loans is fixed and takes into account the prime rate at the time of origination of the loan.  The interest rate for Participant loans is fixed and ranged from 3.25% to 9.75% for loans outstanding at December 31, 2009.  The maturity dates for loans outstanding at December 31, 2009 ranged from 2010 through 2015.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions.  The penalties may limit a Participant's contributions to the Plan for varying periods following a withdrawal.  Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance.  Terminated Participants can elect to receive a full payment, partial payments or installments over a period of up to ten years.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Non-Bargaining Plan as well as transfers into the Plan resulting from plan mergers.  The majority of transfers arise as a result of Participants transferring between bargaining unit and non-bargaining unit positions while employed by the Company and its affiliated companies.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan.  All other expenses are paid directly by the Plan or through forfeitures or through revenue sharing that the Plan receives either directly or indirectly from certain of the Plan's investment options.  Any fees paid directly by the Company are not included in the financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, Participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.  Investment income and interest income on loans to Participants are recognized when earned.  Dividends are recorded on the ex-dividend date.  Distributions to Participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Effective January 1, 2008 the Plan adopted the new fair value measurement guidance which clarifies how to measure fair value and requires expanded fair value measurement disclosures.  The standard emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being quoted prices in active markets for identical assets and liabilities.  The change was effective January 1, 2008 for financial assets and liabilities and any other fair value measurements made on a recurring basis and on January 1, 2009 for non-financial assets and liabilities that are not remeasured on a recurring basis.  The adoption of the recognition provisions of the new guidance did not have a material effect on the Plan’s financial statements.

In April, 2009, the Plan adopted the standard which includes guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased.  The standard also includes guidance on identifying circumstances that indicate a transaction is not orderly and also requires increased disclosures.  The adoption of the new guidance provisions of the standard did not have a material effect on the Plan’s financial statements.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and expenses. The underlying investments of the Master Trust are valued at fair value.

The following reflect the valuation methodologies and inputs used to determine the fair value of the investments held by the Master Trust.  Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices in active markets, which represent the net asset value of shares held by the Plan at year end.  Investments in shares of money market mutual funds are stated at the net asset value of shares held by the Plan at year-end.  Company Stock and other common stock are valued at their quoted market price in active markets.  The fair values of participation units held in collective trusts are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The collective trusts hold units of other collective trust funds.  The investment objectives of the underlying collective trust funds vary, with some holding diversified portfolios of domestic or international stocks, some holding diversified portfolios of bonds, and some holding  inflation-protected bonds, commodity securities and real-estate securities.  Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

The Managed Income Fund holds synthetic guaranteed investment contracts (see Note 6 – Managed Income Fund) with banks and insurance companies in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1 unit price. Wrapper contracts also provide for the payment of Participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, early retirement windows, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, etc.) may be paid at market value which may be less than contract value. The Managed Income Fund is valued at estimated fair value based on the fair value of the underlying investments of the contracts, primarily debt securities, and the fair value of the wrapper contracts. Debt, asset-backed and mortgage-backed securities are valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service.  Investments in wrapper contracts are valued at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio of securities. For 2009 and 2008, the fair value of the wrapper contracts was not material. The contracts are unallocated in nature and are fully benefit-responsive.  Therefore, net assets available for benefits reflects the Plan’s interest in the contract value of the Managed Income Fund because the Plan’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for benefits. Contract value represents cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Participant loans are valued at their outstanding balances at year end, which approximates fair value.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participant accounts are adjusted daily; securities held in the Leveraged ESOP Account are adjusted daily.  Unrealized appreciation or depreciation is recorded to recognize changes in fair value.  Benefits are recorded when paid.

3.  Leveraged Employee Stock Ownership Plan (Nonparticipant-Directed Unallocated)

The Plan’s Leveraged ESOP provisions correspond to the Plan’s interest in the Leveraged ESOP Account of the Master Trust.  The Leveraged ESOP Account of the Master Trust holds unallocated Company Stock that was purchased by the Master Trust on behalf of the Plan and the Non-Bargaining Plan and the associated Acquisition Indebtedness.  The Leveraged ESOP Account is allocated to each of the Master Trust Plans for financial reporting purposes proportionately based on each Master Trust Plan's relative end-of-year net assets excluding the net assets of the Leveraged ESOP Account.  The Plan's allocation of Company Stock held in the Leveraged ESOP Account, accrued interest receivable, Acquisition Indebtedness and interest payable have been reflected in the statements of net assets available for benefits, but the entire balance of the Leveraged ESOP Account reflects amounts which are not yet allocated to Participant accounts.  Company Stock will be released from the Leveraged ESOP Account and allocated to accounts of Participants at the fair value of the shares on the date of the allocation in satisfaction of part or all of the Company's matching contribution requirement under the Plan.  The Acquisition Indebtedness will be repaid quarterly from dividends on the shares held by the Leveraged ESOP Account, as well as from cash contributions from the Company.  The number of shares released from the Leveraged ESOP Account and allocated to accounts of participants during the year is based on the ratio of the total of the current year's principal and interest payments to the total principal and interest payments remaining, including the current year.  The net effect of a change in the allocation percentage from year to year is reported as a reallocation of the Leveraged ESOP Account.  The value of the shares allocated to accounts of Participants under the Plan is not affected by these allocations.

Condensed financial information for the Leveraged ESOP Account is presented below, indicating the approximate allocations made to each Master Trust Plan.  The net assets information below has been allocated to the Plan but not to the Plan Participants.  The effect of 2009 Leveraged ESOP activity on net assets has been allocated to the Plan but not to the Plan Participants and is included in the financial statements of the Plan.

	December 31, 2009
	Total Leveraged ESOP Account	Non-Bargaining Plan	Plan

Allocation percentage	100%	72.60%	27.40%

Accrued interest receivable	$98	$71	$27
Company Stock	308,262,221	223,806,387	84,455,834
Total assets	308,262,319	223,806,458	84,455,861

Interest payable	518,360	376,343	142,017
Acquisition Indebtedness	160,482,735	116,514,638	43,968,097
Total liabilities	161,001,095	116,890,981	44,110,114

Net assets at December 31, 2009	$147,261,224	$106,915,477	$40,345,747

	December 31, 2008
	Total Leveraged ESOP Account	Non- Bargaining Plan	Plan

Allocation percentage	100%	71.94%	28.06%

Accrued interest receivable	$761	$547	$214
Company Stock	348,443,146	250,663,727	97,779,419
Total assets	348,443,907	250,664,274	97,779,633

Interest payable	578,106	415,879	162,227
Acquisition Indebtedness	178,980,270	128,755,185	50,225,085
Total liabilities	179,558,376	129,171,064	50,387,312

Net assets at December 31, 2008	$168,885,531	$121,493,210	$47,392,321

	Year Ended December 31, 2009
	Total Leveraged ESOP Account	Non- Bargaining Plan	Plan

Contributions received from employer	$7,531,934	$5,468,380	$2,063,554
Interest income	908	659	249
Dividends	12,126,503	8,804,156	3,322,347
Net appreciation in fair value of Company Stock	16,869,888	12,247,977	4,621,911
Total	36,529,233	26,521,172	10,008,061

Interest expense	(16,347,108)	(11,868,425)	(4,478,683)

Net gain	20,182,125	14,652,747	5,529,378
Allocation of shares to Master Trust Plans	(41,806,432)	(30,688,459)	(11,117,973)
Reallocation of Leveraged ESOP	-	1,457,979	(1,457,979)
Effect of current year Leveraged ESOP activity on net assets	(21,624,307)	(14,577,733)	(7,046,574)
Net assets at December 31, 2008	168,885,531	121,493,210	47,392,321
Net assets at December 31, 2009	$147,261,224	$106,915,477	$40,345,747

Acquisition Indebtedness

In December 1990, the Master Trust, which holds assets for the Master Trust Plans, borrowed $360 million from FPL Group Capital to purchase approximately 24.8 million shares of Company Stock.  The Acquisition Indebtedness is currently scheduled to mature in 2016, bears interest at a fixed rate of 9.69% per annum and is to be repaid using dividends received on both Company Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of participants under the Master Trust Plans, together with cash contributions from the Company.  For dividends on shares allocated to participant accounts used to repay the loan, additional shares equal in value to those dividends are allocated to accounts of participants under the Master Trust Plans.  In 2009, dividends received from both shares held by the Leveraged ESOP Account and shares allocated to accounts of participants under the Master Trust Plans totaled $12,126,503 and $15,244,382, respectively.  Cash contributed in 2009 by the Company for the debt service shortfall totaled $7,531,934.

The unallocated shares of Company Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness.  As debt payments are made, a percentage of Company Stock is released from collateral and becomes available to satisfy Company matching contributions, as well as to replace dividends on ESOP shares allocated to participant accounts under the Master Trust Plans used to repay the Acquisition Indebtedness.  The Company typically makes optional prepayments of the Acquisition Indebtedness when the number of shares required to provide Company matching contributions and to restore dividends on allocated Leveraged ESOP shares used to repay the Acquisition Indebtedness exceeds the shares released from collateral resulting from scheduled debt payments.  In 2009, the lender and the Company executed an agreement which permitted the release of Leveraged ESOP shares prior to the receipt of certain optional debt prepayments, provided that the aggregate amount due was paid in February 2010.  Such aggregate amount totaled $10,087,824 and was paid in February 2010.  During 2009, 1,087,083 shares of Company Stock were released from collateral for the Acquisition Indebtedness.  The LESOP debt, with carrying values of $160,482,735 and $178,980,270 at December 31, 2009 and 2008, respectively, is estimated to have fair values that are not materially different from carrying values, based upon interest rates currently available to the Company on debt with similar terms, maturities, and structures.

Scheduled principal repayment by the Master Trust of Acquisition Indebtedness is as follows:

Year	Repayment Amount
2010	$24,375,470
2011	$16,333,000
2012	$18,719,000
2013	$21,314,200
2014	$24,147,500
2015-2016	$55,593,565

4.  Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others.

Dividend income earned by the Plan includes dividends on Company Stock.  Dividends on shares held in the Leveraged ESOP Account and the Company’s Stock LESOP Fund (see Note 6 – NextEra Energy, Inc. Stock LESOP Fund) were used to repay the Acquisition Indebtedness.  Certain dividends on shares held in Participants' accounts are reinvested in Company Stock for the benefit of the Plan’s Participants pursuant to the Company's Dividend Reinvestment and Direct Stock Purchase Plan (formerly known as Dividend Reinvestment and Common Share Purchase Plan) in which the Trustee participates.

At December 31, 2009 and 2008, the number of shares of Company Stock held in Participant accounts totaled 4,133,285 and 4,194,667, respectively, with a fair value of $218,320,071 and $211,117,603, respectively.  During 2009, dividends on shares of Company Stock held in Participants’ accounts totaled $7,616,990.  During 2009, the Plan’s proportionate share of dividends on shares of Company Stock held in the Leveraged ESOP Account totaled $3,322,347.

Certain Plan investments are managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.  Participant loans held by the Plan are also considered party-in-interest transactions.

5.  Investments/Interest in Master Trust

All of the Plan’s assets and liabilities are commingled with the assets of the Non-Bargaining Plan in the Master Trust.

The Plan’s relative share of ownership of the total net assets of the Master Trust was approximately 27.4% and approximately 28.1% at December 31, 2009 and 2008, respectively.  The Plan’s relative share of ownership varies in each of the underlying investments of the Master Trust, excluding the Leveraged ESOP Account (see Note 3), based on Participants’ investment elections.  Income from the Master Trust is allocated to the individual Master Trust Plans based on each Master Trust Plan’s interest in the underlying investments of the Master Trust.

The following table presents net assets held in the Master Trust as of December 31, 2009 and 2008, including fair value of investments held in the Master Trust, and the contract value adjustment, as applicable, pertaining to the synthetic guaranteed investment contracts held in the Master Trust.

	December 31,
	2009	2008
Investments at fair value:
Registered investment companies	$921,091,541	$763,958,141
Collective trusts	191,298,576	138,582,747
Common stocks	1,157,928,277	1,127,230,204
U.S. Treasury notes	164,860,041	179,046,325
Government agency notes	28,733,773	24,249,971
Asset-backed securities	49,770,733	46,587,772
Mortgage-backed securities	36,649,427	28,591,062
Corporate bonds	44,373,991	20,322,031
Participant loans	56,280,880	49,464,042
Other	315,391	-
Total investments at fair value	2,651,302,630	2,378,032,295
Accrued interest and other receivables	1,226,123	410,686
Total assets	2,652,528,753	2,378,442,981

Liabilities
Leveraged ESOP note payable	160,482,735	178,980,270
Interest payable – Leveraged ESOP	518,360	578,106
Other payables	1,921,347	811,942
Total liabilities	162,922,442	180,370,318
Net assets reflecting all investments at fair value	2,489,606,311	2,198,072,663
Adjustment from fair value to contract value for fully benefit-responsive contracts	(8,212,519)	(6,490,267)
Net assets	$2,481,393,792	$2,191,582,396

Investment income for the Master Trust is as follows:

Year Ended December 31, 2009
Investment income
Net appreciation in fair value of investments:
Registered investment companies	$136,976,352
Collective trusts	33,743,310
Common stocks	83,399,611
Total net appreciation	254,119,273
Interest and dividends	66,646,894
Total investment income	$320,766,167

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets that are measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements At December 31, 2009 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Equity securities:
Common stocks	$86,336,025	$-	$-	$86,336,025
Company stock	328,454,044	-	-	328,454,044
Equity commingled funds	434,182,426	145,926,384	-	580,108,810
Fixed income commingled funds	96,753,702	171,517,400	-	268,271,102
Blended commingled funds	259,624,888	747,964	-	260,372,852
U.S. Treasury notes	-	164,860,041	-	164,860,041
Government agency notes	-	28,733,773	-	28,733,773
Asset-backed securities	-	49,770,733	-	49,770,733
Mortgage-backed securities	-	36,649,427	-	36,649,427
Corporate bonds	-	44,373,991	-	44,373,991
Participant loans	-	-	56,280,880	56,280,880
Other	-	315,391	-	315,391
Total participant-directed investments	1,205,351,085	642,895,104	56,280,880	1,904,527,069

Nonparticipant-directed investments (Leveraged ESOP):
Equity securities:
Company stock	743,138,208	-	-	743,138,208
Fixed income commingled funds	-	3,637,353	-	3,637,353
Total nonparticipant-directed investments	743,138,208	3,637,353	-	746,775,561

Total investments at fair value	$1,948,489,293	$646,532,457	$56,280,880	$2,651,302,630

The commingled funds classified in Level 1 are registered investment companies, and the commingled funds classified in Level 2 are collective trust funds.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets that are measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements At December 31, 2008 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Participant-directed investments	$956,901,037	$619,687,030	$50,913,018i

Nonparticipant-directed investments (Leveraged ESOP)	$747,316,851	$3,214,359	$-

i.  The majority of the balance represents participant loans.

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

2009
Beginning balance, January 1	$50,913,018
Net realized and unrealized depreciation	-
Sales	-
Net loan withdrawals	5,367,862
Transfers in Level 3	-
Ending balance, December 31	$56,280,880

The Plan’s portion of interest in the total participant-directed assets of the Master Trust is as follows:

Assets:	December 31,
Mutual Funds:	2009	2008
Brandywine Funds, Inc.	$18,787,919	$18,751,142
Fidelity Diversified International Fund	35,299,902	24,967,782
Fidelity Low-priced Stock Fund	12,856,149	7,073,875
Fidelity Real Estate Investment Portfolio	10,077,575	6,858,230
Fidelity Retirement Government Money Market Portfolio	23,011,289	25,100,389
Legg Mason Value Trust FI Class	11,095,958	7,751,984
PIMCO Total Return Fund Administrative Class	25,968,561	15,451,828
Royce Premier Fund Investor Class	26,992,703	18,413,831
T. Rowe Price Equity Income Fund	13,273,700	10,075,225
Vanguard Prime Cap Core Fund	216,467	-
Vanguard Target Retirement 2005 Fund	3,723,803	2,213,826
Vanguard Target Retirement 2015 Fund	12,874,307	9,601,281
Vanguard Target Retirement 2025 Fund	6,633,060	4,345,239
Vanguard Target Retirement 2035 Fund	19,250,114	15,546,532
Vanguard Target Retirement 2045 Fund	3,839,812	2,526,108
Vanguard Target Retirement Income Fund	3,408,566	3,384,387
Total mutual funds	227,309,885	172,061,659

Collective Trusts:
PIMCO Diversified Real Asset Trust	216,570	-
BTC Equity Index Fund V	19,730,395	15,683,126
BTC MSCI ACWI ex-US Index Fund V	5,820,514	3,959,638
BTC Russell 2000 Value Index Fund V	4,373,483	3,449,739
BTC US Debt Index Fund V	5,807,543	5,119,333
BTC US Equity Market Fund V	1,990,488	1,340,181
Total collective trusts	37,938,993	29,552,017

NextEra Energy, Inc. Stock Fund	109,416,219	109,959,939
Managed Income Fund	113,895,889	123,319,374
Large Cap Growth Fund	21,498,211	12,145,292
Participant loans	21,386,704	19,284,995

Total assets, at fair value	$531,445,901	$466,323,276

6.  Pooled Funds of the Master Trust

Within the Master Trust are certain pooled funds in which the Plan and the Non-Bargaining Plan participate. These pooled funds include the Leveraged ESOP described in Note 3, as well as the Managed Income Fund, the NextEra Energy, Inc. Stock Fund, the Large Cap Growth Fund managed by T. Rowe Price , and the NextEra Energy, Inc. Stock LESOP Fund described below.  The Master Trust Plans hold undivided interests in the assets and liabilities of these pooled funds.  The income and expenses of each pooled fund, other than the NextEra Energy, Inc. Stock LESOP Fund, are allocated between the Master Trust Plans in proportion to their participation percentages in each of the funds.

Managed Income Fund (formerly FPL Managed Income Fund)

The value of the Plan’s interest in the Managed Income Fund included in the statements of net assets available for benefits represents approximately 30.4% of the net assets of that fund at December 31, 2009 and approximately 31.8% at December 31, 2008.  The wrapper contracts held in the Managed Income Fund are allocated to the Plan and the Non-Bargaining Plan based on each Master Trust Plan’s proportionate share of participation in the Managed Income Fund.  The Managed Income Fund’s net assets available for benefits consisted of the following:

	December 31,
	2009	2008

U.S. Treasury notes	$164,860,041	$179,046,325
Government agency notes	28,733,773	24,249,971
Asset-backed securities	49,770,733	46,587,772
Mortgage-backed securities	36,649,427	28,591,062
Corporate bonds	44,373,991	20,322,031
Collective trust	11,879,280	-
Other	315,391	-
Other receivables	92,785	94,195
Registered investment companies	37,914,599	89,658,290
Total assets	374,590,020	388,549,646
Other payables	227,500	241,357

Net assets at fair value	374,362,520	388,308,289

Adjustment from fair value to contract value to fully benefit-responsive investment contracts	(8,212,519)	(6,490,267)
Net assets at contract value	$366,150,001	$381,818,022

The net investment gain in the Managed Income Fund for the year ended December 31, 2009, was comprised of interest income in the amount of $10,396,934.

The Managed Income Fund has entered into wrapper contracts with various insurance companies and financial institutions.  The contracts are fully benefit-responsive and are included in the financial statements at fair value.  There are no reserves against contract values (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise.  Withdrawals prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Company, a corporate layoff or the addition of Plan investment options, for example, may be paid at the contract's market value, which may be less than book value. Currently, management believes that the occurrence of an event that would cause the Plan to transact at less than contract value is not probable.  A wrap issuer may terminate a wrapper contract at any time; however, if the fair value is less than the contract value, the wrap issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two.  At December 31, 2009, the Plan’s portion of the contract value and fair value of investment contracts were $99,862,195 and $102,360,768 respectively.  At December 31, 2008, the Plan’s portion of the contract value and fair value of investment contracts were $92,784,410 and $94,845,596, respectively.  The average yield for the portfolio of investment contracts based on annualized earnings was 2.43% and 3.30% for 2009 and 2008, respectively.  The average yield based on interest rate credited to participants at December 31, 2009 and 2008 was 2.46% and 3.14%, respectively.  The crediting interest rate is based on an agreed-upon formula with the issuers, but cannot be less than zero.

NextEra Energy, Inc. Stock Fund (formerly FPL Group Stock Fund)

The value of the Plan’s interest in the NextEra Energy, Inc. Stock Fund included in the statements of net assets available for benefits represents approximately 33.1% of the net assets of that fund at December 31, 2009 and approximately 33.2% at December 31, 2008.  The NextEra Energy, Inc. Stock Fund’s net assets available for benefits consisted of the following:

	December 31,
	2009	2008
Assets
Investments, at fair value:
Company Stock	$328,454,044	$327,413,925
Registered investment companies	2,503,807	1,750,706
Cash	-	2,664,086
Total investments	330,957,851	331,828,717

Other receivables	220,948	5,062

Total assets	331,178,799	331,833,779

Other liabilities	337,452	214,159
Net assets	$330,841,347	$331,619,620

The net investment income in the NextEra Energy, Inc. Stock Fund for the year ended December 31, 2009, was comprised of interest and dividend income in the amount of $12,051,959 and net realized and unrealized appreciation in the fair value of Company Stock in the amount of $17,396,851.

Large Cap Growth Fund managed by T. Rowe Price (formerly FPL US Large Cap Growth Fund)

The value of the Plan’s interest in the Large Cap Growth Fund managed by T. Rowe Price (Large Cap Growth Fund) included in the statement of net assets available for benefits represents approximately 24.4% of the net assets of that fund at December 31, 2009 and 22.9% at December 31, 2008.  The Large Cap Growth Fund’s net assets available for benefits consisted of the following:

	December 31,
	2009	2008
Assets
Investments, at fair value:
Common stocks	$86,336,025	$52,499,428
Registered investment companies	1,781,831	510,196
Total investments	88,117,856	53,009,624

Other receivables	797,445	304,770

Total assets	88,915,301	53,314,394

Other liabilities	975,425	208,772
Net assets	$87,939,876	$53,105,622

The net investment income in the Large Cap Growth Fund for the year ended December 31, 2009, was comprised of interest and dividend income in the amount of $564,918 and net realized and unrealized appreciation in the fair value of common stocks in the amount of $28,678,141.

NextEra Energy, Inc. Stock LESOP Fund (Nonparticipant-Directed) (formerly FPL Group Stock LESOP Fund)

The value of the Plan’s interest in the NextEra Energy, Inc. Stock LESOP Fund included in the statements of net assets available for benefits represents approximately 25.2% of the net assets of that fund at December 31, 2009 and approximately 25.7% at December 31, 2008.  The NextEra Energy, Inc. Stock LESOP Fund’s net assets available for benefits consisted of the following:

	December 31,
	2009	2008
Assets
Investments, at fair value:
Company Stock	$434,875,987	$398,873,705
Registered investment companies	3,637,354	3,214,359
Total investments	438,513,341	402,088,064

Receivables:
Income	114,664	-
Other receivables	182	5,898
Total receivables	114,846	5,898
Total assets	438,628,187	402,093,962

Other liabilities	380,971	147,654
Net assets	$438,247,216	$401,946,308

The NextEra Energy, Inc. Stock LESOP Fund's changes in net assets available for benefits consisted of the following at December 31, 2009:

Additions
Allocation of Leveraged ESOP shares	$41,806,432

Earnings on investments:
Interest	25,443
Dividends	15,244,382
Net appreciation in fair value of Company Stock	20,454,730
Total loss on investments	35,724,555
Total additions	77,530,987

Deductions:
Benefits paid to participants or beneficiaries	20,850,008
Account maintenance fees	41,883
Total deductions	20,891,891

Net increase	56,639,096

Transfers:
Transfers into the fund	339,311
Transfers out of the fund	(20,677,499)
Net transfers	(20,338,188)

Net assets at December 31, 2008	401,946,308

Net assets at December 31, 2009	$438,247,216

7.  Income Taxes

In August 2001, the Company received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401 of the Code.  The Plan has been amended and restated since receiving the determination letter and a new determination letter request was filed on January 29, 2010 under the IRS’s new determination letter program.  The Company and the Plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan and related Master Trust continue to be tax-exempt.  The Master Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Master Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Master Trust meet the applicable provisions of the Code.  In addition, the Company will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends on Company Stock distributed directly to Participants.  Participants are given the option to receive dividend distributions in cash in compliance with 2002 tax law changes; all dividends earned by Participants are deductible by the Company.

Company matching contributions to the Plan on a Participant's behalf, the Participant's Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn.  A loan from a Participant's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits included in the financial statements to Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$679,836,820	$614,996,596
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,498,573	2,061,186
Net assets available for benefits per Form 5500	$682,335,393	$617,057,782

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

December 31, 2009
Net increase prior to transfer per the financial statements	$68,207,671
Plus: Current year adjustment to contract value for investments in a fully benefit-responsive contract	2,498,573
Less: Prior year adjustment to contract value for investments in a fully benefit-responsive contract	(2,061,186)
Net income per the Form 5500	$68,645,058

In accordance with accounting guidance, the Plan presented the investments for fully benefit-responsive investment contracts at fair value on the statement of net assets available for benefits with a reconciling item adjusting back to contract value, which is not required on Form 5500.

NEXTERA ENERGY, INC. BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
EIN: 59-2449419, Plan #003
Schedule H, Line 4i - Schedule of Assets (Held at end of year)
December 31, 2009

Participant-Directed Investments:

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Units/Shares Description of investment including maturity date, rate of interest, collateral, par or maturity value			(e) Current Value
*	Participant loans	3.25%	-	9.75%	$21,386,704
		Maturing through 2015
*Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2010	NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan
(Name of Plan)

By:	JAMES W. POPPELL
James Poppell Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23(a)	Consent of Crowe Horwath LLP